Exhibit (f)

CONSENT OF

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

We consent to the incorporation by reference into Registration Statement Nos. 333-206800 and 333-226311 of Oesterreichische Kontrollbank Aktiengesellschaft (filed under Schedule B) of our report dated March 4, 2019 with respect to the consolidated balance sheet of Oesterreichische Kontrollbank Aktiengesellschaft and its subsidiaries as of December 31, 2018, and the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes, which report appears in this Annual Report on Form 18-K of Oesterreichische Kontrollbank Aktiengesellschaft.

Vienna, Austria

Date: May 20, 2019

/s/ Mag. Wilhelm Kovsca
Name:	Mag. Wilhelm Kovsca
KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna, Austria